EXHIBIT 1

YEAR 2015 / 2nd QUARTER

RESULTS OF OPERATIONS

OF GLOBAL SOURCES LTD.

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 40 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.

We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.

We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Business Strategy

Our primary target market is comprised of professional small, medium and large-sized buyers and suppliers. Moreover, our focus is on verified suppliers and verified buyers. Our business strategy is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

The Global Sources strategy is built around the following four key foundations: to strengthen our position in the core, export-focused business; new product and market development; expansion in China’s domestic B2B market; and acquisitions, joint ventures, and alliances.

•	Strengthen position in core, export focused business. Our objective is to leverage the combined strengths of GlobalSources.com and our trade shows.

•	New product and market development. Our plans include the launch of new verticals and entries into new geographies.

•	Expansion in China’s domestic B2B market. We have more than a dozen individual media properties serving this market and plans include further development of these businesses and expansion into new verticals.

•	Acquisitions, joint ventures and/or alliances. We are focused on complementary businesses, technologies and products that will help us maintain or achieve market leading positions in particular niche markets.

Revenue

We derive revenue from two principal sources:

Online and Other Media Services; and Exhibitions, trade shows and seminars.

Online and Other Media Services consists of following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also offer banner advertising and publish digital magazines.

Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications.

We recognize revenue from our Online and Other Media Services rateably over the period in which the advertisement is displayed.

Exhibitions – trade shows and seminars — Our Global Sources trade shows, previously known as China Sourcing Fairs, offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first trade show was held in the fourth quarter of 2003. Subsequently, we launched trade shows in Hong Kong, Dubai, Mumbai (which were moved to New Delhi in 2013), India, Johannesburg, South Africa, Miami, USA, Sao Paulo, Brazil and Jakarta, Indonesia and held many events since 2004. These shows bring buyers from around the world to meet face-to-face with suppliers. Our largest shows are our Global Sources trade shows which are held in Hong Kong each spring and fall. We also host our FashionSZshow in Shenzhen, China in the third quarter of each year. In addition, in March 2014, we held our first Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”) in Shenzhen, China. In 2015, we moved our SIMM machinery shows to second quarter of 2015 from first quarter last year.

We derive revenue primarily from rental of exhibit space, and also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. As our major trade shows in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year, our second and fourth quarter revenues are expected to be higher than the first and third quarter revenue.

Consolidated Results

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$17,721	$21,022	$35,730	$42,381
Exhibitions	46,096	32,412	46,171	41,272
Miscellaneous	2,137	2,051	4,015	3,813
	65,954	55,485	85,916	87,466
Operating Expenses:
Sales	18,798	18,270	24,693	26,506
Event production	12,197	8,991	12,224	10,742
Community and content	6,677	5,919	10,203	10,335
General and administrative (Note 2)	10,635	12,819	20,752	26,004
Information and technology	3,245	2,939	6,452	6,012
Total Operating Expenses	51,552	48,938	74,324	79,599
Profit on sale of subsidiary	6,159	-	6,159	-
Profit from Operations	20,561	6,547	17,751	7,867
Interest income	273	311	566	707
Gain on sale of available-for-sale securities	90	-	136	10
Interest expenses	(13)	(45)	(59)	(92)
Profit before Income Taxes	20,911	6,813	18,394	8,492
Income tax expense	(2,684)	(440)	(2,549)	(830)
Net profit from continuing operations	$18,227	$6,373	$15,845	$7,662
Net profit/(loss) from discontinued operations, net of income tax	(187)	(293)	(392)	(699)
Net profit	$18,040	$6,080	$15,453	$6,963
Net profit/(loss) attributable to the Company’s shareholders from:
Continuing operations	$16,665	$7,085	$14,623	$7,420
Discontinued operations	(43)	(98)	(128)	(288)
Total	$16,622	$6,987	$14,495	$7,132
Diluted net profit/(loss) per share attributable to the Company’s shareholders from:
Continuing operations	$0.52	$0.20	$0.46	$0.21
Discontinued operations	*	*	*	(0.01)
Total	$0.52	$0.20	$0.46	$0.20
Shares used in diluted net profit per share calculations	31,743,270	35,183,171	31,534,448	35,672,551

* Diluted net loss per share attributable to the Company’s shareholders from discontinued operations is less than $0.01

Note: 1. Online and other media services consists of:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$16,440	$19,293	$33,201	$39,200
Print services	1,281	1,729	2,529	3,181
	$17,721	$21,022	$35,730	$42,381

Note: 2. General and administrative expenses consist of:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
General and administrative expenses before amortization of intangible assets, impairment charge on intangible assets and foreign exchange losses (gains)	$9,627	$9,395	$18,305	$17,692
Amortization of intangible assets	989	1,354	2,107	4,659
Impairment charge on intangible assets	-	2,238	-	2,238
Foreign exchange losses (gains)	19	(168)	340	1,415
	$10,635	$12,819	$20,752	$26,004

The following table represents our revenue by geographical areas:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
China	$58,751	$47,132	$76,113	$75,725
Rest of Asia	7,116	8,232	9,689	11,538
United States	61	102	80	168
Europe	-	-	-	3
Others	26	19	34	32
Total revenue	$65,954	$55,485	$85,916	$87,466

Revenue from continuing operations

Total revenue grew by 19% from $55.5 million during the three months ended June 30, 2014 to $66.0 million during the three months ended June 30, 2015 resulting mainly from growth in our exhibition events in Hong Kong and moving our SIMM machinery shows to second quarter of 2015 from first quarter last year and a 16% decline in our Online and Other Media Services revenue.

Our Online and Other Media Services revenue declined by 16% from $21.0 million during the three months ended June 30, 2014 to $17.7 million during the three months ended June 30, 2015, resulting mainly from a 14% decline in our Online and Other Media Services revenue in our China market. Our China market represented 87% of Online and Other Media Services revenue during the second quarter of 2015 compared to 86% during the second quarter of 2014. The decline in our Online and Other Media Services revenue resulted from a reduction of 15% in our revenue relating to hosting online websites for our customers and a 26% decline in our revenue relating to our print advertising services. A continued weak growth in China export market resulting from the global economic downturn coupled with various types of products and services launched by our competitors contributed to a reduced revenue yield from our customers, which impacted our first quarter Online Services revenue negatively and in addition, magazine advertising continues to be under pressure from the global shift by advertisers to alternative forms of advertising.

Our Exhibitions revenue grew by 42% to $46.1 million during the three months ended June 30, 2015 from $32.4 million during the three months ended June 30, 2014, resulting mainly from growth in our exhibition events in Hong Kong and re-scheduling of our SIMM machinery shows to second quarter of 2015 from first quarter last year off-set partially by decline in revenue due to cancellation of our Miami, USA exhibition events in the second quarter of 2015.

Total revenue declined to $85.9 million during the six months ended June 30, 2015 from $87.5 million during the six months ended June 30, 2014 resulting mainly from a 16% decline in our Online and Other Media Services revenue off-set partially by a 12% growth in our exhibitions revenue.

Our Online and Other Media Services revenue declined by 16% to $35.7 million for the six months ended June 30, 2015, as compared with $42.4 million for the six months ended June 30, 2014, primarily due to a 14% decline in our China market. The decline in our Online and Other Media Services revenue resulted from a 15% decline in our revenue from hosting online websites for our customers and a 20% decline in our print advertising services revenue. A continued weak growth in China export market resulting from the global economic downturn coupled with various types of products and services launched by our competitors contributed to a reduced revenue yield from our customers, which impacted our online services revenue negatively and in addition, magazine advertising continues to be under pressure from the global shift by advertisers to alternative forms of advertising. China represented 87% of Online and Other Media Services revenue for the six months ended June 30, 2015 compared to 85% for the six months ended June 30, 2014.

Our Exhibitions revenue grew by 12% from $41.3 million for the six months ended June 30, 2014 to $46.2 million for the six months ended June 30, 2015, mainly due to a growth in revenue from our exhibition events in Hong Kong in the second quarter of 2014, and growth in our SIMM machinery shows, off-set partially by the cancellation of our exhibitions in Miami, USA in 2015, which we held in the second quarter of 2014.

Operating expenses from continuing operations

Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn commission as a percentage of revenue generated. The commission expenses are expensed as incurred. For Online and Other Media Services, the commission expense is incurred when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For Exhibitions, the commission expense is incurred when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.

Sales costs increased by 3% from $18.3 million during the three months ended June 30, 2014 to $18.8 million during the three months ended June 30, 2015. This was mainly due to increase in sales commissions due to increase in our exhibitions revenue off-set by a decline in marketing fees. In addition, our SIMM machinery shows are China domestic tradeshows, their sales costs are lower compared to the sales costs relating to our Hong Kong exhibitions business.

Sales costs declined by 7% from $26.5 million during the six months ended June 30, 2014 to $24.7 million during the six months ended June 30, 2015. The decline in sales costs was mainly due to the decline in sales commissions due to a decline in revenue and decline in marketing fees. In addition, our SIMM machinery shows are China domestic tradeshows, their sales costs are lower compared to the sales costs relating to our Hong Kong exhibitions business.

Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $9.0 million for the three months ended June 30, 2014 to $12.2 million for the three months ended June 30, 2015. The increase resulted mainly from the rescheduling of our SIMM machinery shows to second quarter of 2015 from first quarter last year and increases in event production costs relating to our exhibitions in Hong Kong due to higher booth sales compared to second quarter of last year, off-set partially by the cancellation of our Miami, USA exhibition event.

Event production costs increased from $10.7 million for the six months ended June 30, 2014 to $12.2 million for the six months ended June 30, 2015. The increase was mainly due to increase in event production costs for our exhibition events in Hong Kong due to an increase in number of booths sold, off-set partially by the cancellation of our Miami, USA exhibition event.

Community and Content. Community and content costs consist of the costs incurred for servicing our buyer community, for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the trade shows and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs increased by 13% from $5.9 million during the three months ended June 30, 2014 to $6.7 million during the three months ended June 30, 2015 due mainly to increases in buyer promotion costs for our online business, payroll costs and in our content management services costs.

Community and content costs decreased by 1% from $10.3 million during the six months ended June 30, 2014 to $10.2 million during the six months ended June 30, 2015 due mainly to the decline in buyer promotions costs for our exhibition events off-set partially by increases in buyer promotion costs for our online business, payroll costs and in our content management services costs.

General and Administrative. General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities, amortization of software and intangible assets as well as the impairment charge of intangible assets that may arise.

We have issued share awards under an equity compensation plans (“ECP”), the Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under these plans, the share grants vest over a five-year period on a graded vesting basis, with 20% of shares vesting each year. The grantee is subject to the non-competition terms stipulated in the plan. There is no vesting condition other than the non-competition terms. Under the above plans, if the grantee fails to comply with the non-competition terms, his or her unvested shares may be forfeited. We recognize the intangible asset relating to the non-competition provisions of these awards at the fair value of the respective award. The intangible assets are amortized over the non-competition period on a straight line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

On March 9, 2012, we acquired an 80% interest in FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair) in mainland China. We recorded the acquired intangible assets at a fair value of $20.4 million, goodwill of $5.0 million and related deferred tax liabilities of $5.1 million in connection with this acquisition. Based on the subsequent impairment reviews performed by the management, the goodwill was fully impaired in 2013 and we recorded impairment charges to the acquired intangible assets of $3.5 million in 2013 and $2.2 million in the second quarter of 2014. In October 2013, we also reviewed the useful lives of intangible assets relating to this acquisition and revised the useful lives of the intangible assets to seven years from the original seventeen years. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

We completed the acquisition of a majority interest in the SIMM machinery shows business on January 1, 2014. We recorded the acquired intangible assets at fair value of $16.5 million and the related deferred tax liabilities of $4.1 million and goodwill of $9.0 million in connection with this acquisition. The trade mark intangible assets have useful lives of 10 years and the contractual backlog has a useful life of 3 months. The amortization expense relating to the acquired intangible assets is included in the general and administrative costs. This transaction is discussed under liquidity and capital resources section of this document.

General and administrative costs declined by 17% from $12.8 million during the three months ended June 30, 2014 to $10.6 million during the three months ended June 30, 2015. The decline resulted mainly as we recorded $2.2 million impairment charges to the intangible assets of our acquired FashionSZshow business in the second quarter of 2014 while we did not record such impairment charges in the second quarter of 2015.

General and administrative costs declined by 20% from $26.0 million during the six months ended June 30, 2014 to $20.8 million during the six months ended June 30, 2015, due mainly to reductions in impairment charges to intangible assets relating to our acquired FashionSZshow business, amortization of intangible assets relating to our acquired SIMM machinery shows business and in foreign exchange losses recorded by us on the revaluation of the foreign currency denominated monetary assets and liabilities into our reporting currency, the U.S. Dollar.

Information and Technology. Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online. Information and technology costs increased from $2.9 million for the three months ended June 30, 2014 to $3.2 million during the three months ended June 30, 2015 due to increase in payroll costs, fees paid to consultants and depreciation costs.

Information and technology costs increased from $6.0 million for the six months ended June 30, 2014 to $6.5 million for the six months ended June 30, 2015, due mainly to increase in payroll costs, fees paid to consultants and depreciation costs.

Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to consultants and to employees of third party service providers. We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.

The share grants to employees and non-employees vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors will be vested at the end of four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The Company accelerates the vesting of share grants in the event of death of an awardee or if the Company is in liquidation or in certain cases, if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the three months ended June 30, 2015 and the three months ended June 30, 2014 were $0.6 million and $0.6 million, respectively.

The non-cash compensation expenses for the six months ended June 30, 2015 and the six months ended June 30, 2014 were $1.1 million and $0.8 million, respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit on sale of subsidiary. During the second quarter of 2015, we sold our 60.1 percent interest in our subsidiary eMedia Asia Limited to the minority shareholder of the subsidiary, for US$11.8 million in cash which is subject to final adjustment and provisionally recorded a gain of $6.2 million during the three months ended June 30, 2015. This transaction is discussed in detail under liquidity and capital resources section of this document.

Profit from Operations. The total profit from operations during the three months ended June 30, 2015 was $20.6 million as compared to a profit of $6.5 million during the three months ended June 30, 2014. The growth in profit from operations resulted mainly from the growth in revenue, profit on sale of subsidiary and decline in general and administrative costs, off-set partially by increases in sales costs, event production costs, community and content costs and information and technology costs.

The total profit from operations during the six months ended June 30, 2015 was $17.8 million as compared to $7.9 million during the six months ended June 30, 2014. The growth in total profit from operations resulted mainly from profit on sale of subsidiary and declines in sales costs and general and administrative costs, off-set partially by decline in revenue and increases in event production costs and information and technology costs.

Interest Income and gain on sale of available-for-sale securities. We recorded interest income of $0.3 million arising mainly from term deposits placed with banks during the three months ended June 30, 2015 as well as during the three months ended June 30, 2014. We also recorded a gain on available-for-sale securities of $0.1 million during the three months ended June 30, 2015 compared to a gain on available-for-sale securities of nil during the three months ended June 30, 2014.

We recorded interest income of $0.6 million arising mainly from term deposits placed with banks during the six months ended June 30, 2015 compared to an interest income of $0.7 million during the six months ended June 30, 2014. We also recorded $0.1 million gain on sale of available-for-sale securities for the six months ended June 30, 2015 compared to $0.01 million during the six months ended June 30, 2014.

Interest expenses. Interest expense represents the unwinding of the discount on the contingent consideration payable for the acquisition of the SIMM machinery shows business.

Income Taxes. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax expense of $2.7 million during the three months ended June 30, 2015 compared to a tax expense of $0.4 million during the three months ended June 30, 2014. as the tax provision relating to our SIMM exhibition events was recorded in the second quarter of 2015 when the event was held and an increase in tax provision for our Hong Kong exhibition events.

We reported a tax provision of $2.5 million for the six months ended June 30, 2015 and of $0.8 million for the six months ended June 30, 2014. The increase is mainly due to the an increase in tax provision in the first half of 2015 for our Hong Kong exhibition events and our SIMM exhibition events and reduction in realization of deferred tax liabilities relating to our subsidiaries during the six months ended June 30, 2015 compared to June 30, 2014.

Net Profit Attributable to the Company from continuing operations. Net profit attributable to the Company from continuing operations was $16.7 million during the three months ended June 30, 2015 compared to a net profit from continuing operations of to $7.1 million during the three months ended June 30, 2014. The growth in net profit attributable to the Company from continuing operations resulted mainly from the growth in revenue, profit on sale of subsidiary and decline in general and administrative costs, off-set partially by increases in sales costs, event production costs, community and content costs, information and technology costs and income tax expense.

Net profit attributable to the Company from continuing operations grew from $7.4 million during the six months ended June 30, 2014 to $14.6 million during the six months ended June 30, 2015. The growth in net profit attributable to the Company from continuing operations resulted mainly from the profit on sale of subsidiary and declines in sales costs and general and administrative costs, off-set partially by decline in revenue and increases in event production costs, information and technology costs and income tax expense.

Net loss Attributable to the Company from discontinued operations. Net loss attributable to the Company from discontinued operations was $0.04 million during the three months ended June 30, 2015 compared to a net loss from discontinued operations of $0.1 million during the three months ended June 30, 2014.

Net loss attributable to the Company from discontinued operations was $0.1 million during the six months ended June 30, 2015 compared to loss attributable to the Company from discontinued operations of $0.3 million during the six months ended June 30, 2014.

Diluted Net Profit per Share from continuing operations. The diluted net profit per share attributable to the Company’s shareholders from continuing operations was $0.52 for the three months ended June 30, 2015 compared to a diluted net profit per share attributable to the Company’s shareholders from continuing operations of $0.20 for the three months ended June 30, 2014. The number of shares used for the computation of net profit per share declined from 35.2 million to 31.7 million resulting from the 5.0 million shares repurchased by the company during the second quarter of 2014.

The diluted net profit per share attributable to the Company’s shareholders from continuing operations grew from $0.21 for the six months ended June 30, 2014 to $0.46 for the six months ended June 30, 2015. The number of shares used for the computation of net profit per share declined from 35.7 million to 31.5 million resulting from the shares repurchased by the company during the second quarter of 2014.

Diluted Net loss per Share from discontinued operations. The diluted net loss per share attributable to the Company’s shareholders from discontinued operations was less than $0.01 for the three months ended June 30, 2015 as well as for the three months ended June 30, 2014.

The diluted net loss per share attributable to the Company’s shareholders from discontinued operations was less than $0.01 for the six months ended June 30, 2015 and $0.01 for the six months ended June 30, 2014.

Liquidity and Capital Resources

We financed our activities for the six months ended June 30, 2015 using cash generated from our operations and we had no bank debt as at June 30, 2015.

Net cash generated from operating activities was $11.2 million for the six months ended June 30, 2015, compared to $22.4 million for the six months ended June 30, 2014. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations. The majority of our customers in mainland China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.

Receivables from sales representative organizations increased from $7.9 million as at December 31, 2014 to $11.1 million as at June 30, 2015 as the sales representatives are in the process of remitting the collections to our bank accounts. The receivables from sales representatives represent cash receipts from our customers, net of commissions and fees payable, and which are collected by the independent sales representatives on our behalf. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, our employees are the only authorized signatories for the withdrawal of cash from these bank accounts. We have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring the funds to us. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase.

Currently we own 15,364.50 square meters of office space in commercial buildings in Shenzhen China, approximately 6,668 square meters of office space in a commercial building in Shanghai, China and approximately 50,265 square feet of office space together with three car parking spaces in commercial buildings in Hong Kong. These buildings are situated on leasehold lands with lease periods ranging between 50 and 75 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term or 50 years, whichever is shorter. In addition, we also own approximately 22,496.50 square feet of office space, together with appurtenant roof top accessory lots in a commercial building situated on freehold land in Singapore. We record the depreciation on the building portion of this asset on a straight-line basis over 50 years.

Based on the Company’s intention, the portion of the properties that is designated to generate rental income in the short to medium term has been classified as Investment Properties. The net book value of the portion of these properties classified as Investment Properties as at June 30, 2015 and as at December 31, 2014 was $84.5 million and $85.5 million respectively. The total net book value of these office properties including the portion classified as Investment Properties and the portion classified under Property and Equipment as at June 30, 2015 and as at December 31, 2014 was $140.3 million and $142.2 million respectively. The total market value of the office properties held as at December 31, 2014 was $242.5 million based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong for properties situated in Hong Kong SAR and China and by Savills Valuation and Professional Services (S) Pte Ltd, Singapore for the property situated in Singapore. Based on our management‘s assessment the total market value of the office properties as at June 30, 2015, was not less than their total market value as at December 31, 2014. We did not record the market valuation gains as we record our Property and Equipment and Investment Properties at cost less the accumulated depreciation.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in U.S. Treasury Bills, in term deposits with major banks and available-for-sale securities to generate interest income. The market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at June 30, 2015 were nil, $45.9 million and nil respectively, compared to the market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2014 of $nil, $61.3 million and $4.0 million respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at June 30, 2015, the unutilized amount under this facility was approximately $0.6 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at June 30, 2015, such guarantee amounted to $0.003 million.

We did not recognize deferred income tax assets of $9.9 million in respect of losses as at June 30, 2015 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

In 2012, 2014 and again in April 2015, we entered into venue license agreements for future exhibition events from 2015 to 2018 for a total amount of $46.7 million. The above agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As at June 30, 2015, we have paid approximately $11.5 million in aggregate under these agreements.

On February 4, 2008, our Board of Directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As at June 30, 2015, we have not bought back any of our shares under this program.

In 2014, we acquired a controlling interest in Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”). These events are held annually in Shenzhen, China. The completion date of this transaction was January 1, 2014. The total consideration for this acquisition was approximately $16.3 million. We paid a total of $13.0 million in 2013 and 2014 towards the purchase consideration and paid $2.6 million in 2015. The balance of cash consideration of $0.7 million is payable in two instalments over next two years upon certain conditions being fulfilled. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction cost, which will be expensed upon payment. The contingent consideration is measured at fair value on the date of acquisition and held as a financial liability on the balance sheet. We recorded this acquisition as a business combination.

On June 5, 2015 we entered into a sale and purchase agreement to sell our 60.1 percent interest in our subsidiary eMedia Asia Limited to the minority shareholder of the subsidiary, for US$11.8 million in cash consideration which is subject to final adjustment. The subsidiary’s business includes the China International Optoelectronic Expo exhibition and print and online publications serving Asia's electronics engineering community. The transaction was completed on June 30, 2015. We provisionally recorded a gain of $6.2 million during the three months ended June 30, 2015 in connection with this transaction.

With an intent to rebalance our real estate property holding position, we decided to dispose of one of our investment properties. Accordingly, on July 6, 2015, we entered into a Letter of Intent for the sale of approximately 2,118 square meters of office space on the 50th floor of the Shenzhen International Chamber of Commerce Tower in Shenzhen, China for a total cash consideration of approximately $21.7 million and received a non-refundable deposit of approximately US$3.2 million from the buyer. The completion of the transaction is conditional upon, and subject to, the further signing of a formal sale and purchase agreement by the parties on or before Sept. 1, 2015, and the buyer's full payment of the sale price on or before Nov. 10, 2015. We expect to derive a net gain on sale of property of approximately $7.0 million from this transaction.

On June 9, 2015, our Board of Directors authorized the repurchase of up to 6,666,666 of our issued and outstanding common shares, representing approximately 22.05% of the total number of our common shares issued and outstanding as at April 30, 2015, by tender offer at a purchase price of $7.50 per share. The total purchase consideration for this tender offer was $50.0 million. The offer commenced on June 26, 2015. As per the final count, the number of shares properly tendered and not properly withdrawn was greater than the number of shares that the Company offered to purchase. Therefore, it was necessary to apply the odd lot priority and prorating provisions described in our offer to purchase. As per terms of the tender offer the shares were purchased, first, from all holders of “odd lots” of fewer than 100 shares who properly tendered all of their shares and did not properly withdraw them before the expiration date; and second, from all other shareholders who properly tendered shares, on a pro-rata basis. The Company accepted approximately 51.305852% of the shares properly tendered and not properly withdrawn by each shareholder, in addition to the tendered shares with odd lot priority. The Company is currently issuing payment of $7.50 per share totaling to $50.0 million for all the shares purchased. We are funding this share repurchase from our cash balance on hand. We will be holding the repurchased shares as treasury shares.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

Recent Accounting Pronouncements

The following recent accounting pronouncement is applicable for accounting periods beginning after the final standard is announced and comes into effect:

i.	IFRS 9, “Financial instruments”
ii.	IFRS 15, “Revenue from contracts with customers”

The above accounting pronouncements are discussed in detail in the following paragraphs:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. We are currently assessing the impact of the adoption of IFRS 9 on our financial statements.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a goods or service and thus has the ability to direct the use and obtain the benefits from the goods or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. We are currently assessing the impact of the adoption of IFRS 15 on our financial statements.

Qualitative and Quantitative Disclosures about Market Risk

During the six months ended June 30, 2015 and the six months ended June 30, 2014, we have not engaged in foreign currency hedging activities.

In the six months ended June 30, 2015 and the six months ended June 30, 2014, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements

Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.